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FOUNDED 1866

April 20, 2006

BY EDGAR
Attention of Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Schedule 14A Preliminary Proxy Statement of Whitehall Jewellers, Inc.

          On behalf of Whitehall Jewellers, Inc. (the “Company”), attached for electronic filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, is a preliminary Proxy Statement on Schedule 14A in connection with a special meeting of the stockholders of the Company for the purpose of adopting the Agreement and Plan of Merger dated as of February 1, 2006 (the “Merger Agreement”) among the Company, Purchaser, Prentice Capital Management, LP (“Prentice”), Holtzman Opportunity Fund, L.P. (“Holtzman” and together with Prentice, the “Investors”), WJ Holding Corp. (“Holdco”) and WJ Acquisition Corp. (“Purchaser”).

          The merger is the second and final step in the acquisition of the Company by the Investors.  The first step was a tender offer for all of the outstanding shares of the Company’s common stock, par value $0.001 per share (each, a “Common Share”), at a price of $1.60 per share, without interest.  Pursuant to the tender offer, Purchaser purchased 8,432,249 Common Shares, or approximately 50.3% of the outstanding Common Shares.  The Common Shares purchased pursuant to the tender offer, together with the Common Shares already owned by the Investors and their respective affiliates, represent approximately 75.8% of the Company’s outstanding Common Shares and approximately the same percentage of the aggregate voting power in the Company.  As a result, the Purchaser owns a sufficient number of Common Shares to assure approval of the Merger Agreement.

          In the interest of completing the transaction and paying the merger consideration to the remaining stockholders of the Company promptly, the Investors and the Company would like to hold the special meeting and close the merger in May.

          The filing fee of $2,525.46 was paid by the Investors in connection with the Schedule TO filed on February 8, 2006.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

April 20, 2006

          If you have any questions regarding the enclosed Schedule 14A, please telephone the undersigned at (212) 839-5918.

Very truly yours,

/s/ Gabriel Saltarelli

Gabriel Saltarelli

Encls.

Copy w/encls. to:

Jean K. FitzSimon
Whitehall Jewellers, Inc.
155 N. Wacker Drive, Suite 500
Chicago, IL 60606